SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 17)

Banyan Rail Services Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

06684A206
(CUSIP Number)

Christopher J. Hubbert
Kohrman Jackson & Krantz P.L.L. 1375 East 9th Street, 20th Floor, Cleveland, OH 44114; 216-736-7215
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 06684A206	Page 2 of 6

1	name of reporting person i.r.s. identification no. of above person (entities only) Gary O. Marino
2	check the appropriate box if a member of a group* (see instructions)	(a) ☒ (b) ☐
3	sec use only
4	source of funds (see instructions)
5	check box if disclosure of legal proceedings is required pursuant
	to items 2(d) or 2(e)	☐
6	citizenship or place of organization United States of America

number of shares beneficially owned by each reporting person with	7	sole voting power 1,883,497 (1)
	8	shared voting power
	9	sole dispositive power 1,883,497 (1)
	10	shared dispositive power

11	aggregate amount beneficially owned by each reporting person 1,883,497 (1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	percent of class represented by amount in row (11) 44.4%
14	type of reporting person (see instructions) IN

(1) Includes 686,283 shares of Common Stock, 3,000 shares of Series A Convertible Preferred Stock currently convertible into 150,000 shares of Common Stock, 10,000 shares of Series B Convertible Preferred Stock that will become convertible into 444,444 shares of Common Stock on October 15, 2013 or sooner upon the occurrence of certain events, and 10,850 shares of Series C Convertible Preferred Stock that will become convertible into 552,770 shares of Common Stock on June 30, 2014 or sooner upon the occurrence of certain events, held by Patriot Rail Services, Inc., and 50,000 options to purchase shares of Common Stock that are currently exercisable or exercisable within 60 days. Mr. Marino is the president of Patriot Rail and a significant stockholder of Patriot Rail’s parent company. Mr. Marino disclaims beneficial ownership of the shares held by Patriot Rail.

CUSIP No. 06684A206	Page 3 of 6

1	name of reporting person i.r.s. identification no. of above person (entities only) Patriot Rail Services, Inc.
2	check the appropriate box if a member of a group* (see instructions)	(a) ☒ (b) ☐
3	sec use only
4	source of funds (see instructions) WC
5	check box if disclosure of legal proceedings is required pursuant
	to items 2(d) or 2(e)	☐
6	citizenship or place of organization Florida

number of shares beneficially owned by each reporting person with	7	sole voting power 1,833,497 (1)
	8	shared voting power
	9	sole dispositive power 1,833,497 (1)
	10	shared dispositive power

11	aggregate amount beneficially owned by each reporting person 1,833,497 (1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	percent of class represented by amount in row (11) 43.7%
14	type of reporting person (see instructions) CO

(1) Includes 686,283 shares of Common Stock, 3,000 shares of Series A Convertible Preferred Stock currently convertible into 150,000 shares of Common Stock, 10,000 shares of Series B Convertible Preferred Stock that will become convertible into 444,444 shares of Common Stock on October 15, 2013 or sooner upon the occurrence of certain events, and 10,850 shares of Series C Convertible Preferred Stock that will become convertible into 552,770 shares of Common Stock on June 30, 2014 or sooner upon the occurrence of certain events.

CUSIP No. 06684A206	Page 4 of 6

Introduction.

Pursuant to Rule 13d-1(k), this Amendment No. 17 to Schedule 13D is filed by Gary O. Marino and Patriot Rail Services, Inc. (“Patriot Rail”) relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of Banyan Rail Services Inc., a Delaware corporation (the “Company”). Mr. Marino is the president of Patriot Rail and a significant stockholder of Patriot Rail’s parent company.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows:

The shares of Series C Convertible Preferred Stock reported in Item 5(c) as having been acquired by Patriot Rail were acquired for an aggregate purchase price of $300,000 with working capital of Patriot Rail.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are amended and supplemented as follows:

(a)            Based solely on information provided by the Company, there are currently 3,045,856 shares of Common Stock outstanding.  Mr. Marino beneficially owns 1,883,497 shares of Common Stock, including 686,283 shares of Common Stock owned by Patriot Rail, 3,000 shares of Series A Convertible Preferred Stock, currently convertible into 150,000 shares of Common Stock, owned by Patriot Rail, 10,000 shares of Series B Convertible Preferred Stock, that will become convertible into 444,444 shares of Common Stock on October 15, 2013 or sooner upon the occurrence of certain events, owned by Patriot Rail, and 10,850 shares of Series C Convertible Preferred Stock that will become convertible into 552,770 shares of Common Stock on June 30, 2014 or sooner upon the occurrence of certain events, owned by Patriot Rail, and 50,000 options to purchase shares of Common Stock, or in total 44.4% of the Company’s outstanding Common Stock, assuming exercise of the options owned by Mr. Marino and conversion of the Series A, B and C Preferred Stock owned by Patriot Rail. Mr. Marino disclaims beneficial ownership of the shares held by Patriot Rail. Patriot Rail beneficially owns 1,833,497 shares of Common Stock, including 686,283 shares of Common Stock, 3,000 shares of Series A Preferred Stock currently convertible into 150,000 shares of Common Stock, 10,000 shares of Series B Preferred Stock that will become convertible into 444,444 shares of Common Stock on October 15, 2013 or sooner upon the occurrence of certain events, and 10,850 shares of Series C Convertible Preferred Stock that will become convertible into 552,770 shares of Common Stock on June 30, 2014 or sooner upon the occurrence of certain events, or 43.7% of the Company’s outstanding Common Stock assuming conversion of the Series A, B and C Preferred Stock owned by Patriot Rail.

(c)            On April 12, 2012, Patriot Rail purchased 3,000 shares of newly issued Series C Convertible Preferred Stock from the Company for $100 per share, or an aggregate purchase price of $300,000. Mr. Marino and Patriot Rail have not effected any other unreported transactions in the Company’s stock in the past 60 days.

CUSIP No. 06684A206	Page 5 of 6

Item 7.	Material to be Filed as Exhibits.

7.1	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2012

/s/ Gary O. Marino
Gary O. Marino, individually

Patriot Rail Services, Inc.

/s/ Gary O. Marino
By Gary O. Marino, President

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement